U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                           FORM 10-SB


           GENERAL FORM FOR REGISTRATION OF SECURITIES
                    OF SMALL BUSINESS ISSUER
Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                         OZOLUTIONS INC.
         (Name of Small Business Issuer in its charter)


           Delaware                         98-0229321
(State or Other Jurisdiction of           (IRS Employer
Incorporation or Organization)         Identification No.)


 30 Denver Crescent, Suite 200, Toronto, Ontario, Canada M2J 1G8
      (Address of Principal Executive Offices and Zip Code)

Issuer's Telephone Number:  (416) 490-0254


Securities to be registered under Section 12(b) of the Act:  None


Securities to be registered under Section 12(g) of the Act:

                 Common Stock, Par Value $0.001

                        TABLE OF CONTENTS

ITEM NUMBER AND CAPTION                                     Page

Part I

1.   Description of Business                                    3

2.   Management's  Discussion and  Analysis  or  Plan  of       6
     Operations

3.   Description of Properties                                  7

4.   Security Ownership of Certain Beneficial Owners  and       7
     Management

5.   Directors, Executive Officers, Promoters and Control       8
     Persons

6.   Executive Compensation                                     9

7.   Certain Relationships and Related Transactions            10

8.   Description of Securities                                 10

Part II

1.   Market Price of and Dividends on the Registrant's         10
       Common Equity and Related Stockholder Matters

2.   Legal Proceedings                                         11

3.   Changes in and Disagreements with Accountants             11

4.   Recent Sales of Unregistered Securities                   11

5.   Indemnification of Directors and Officers                 11

Part F/S  Financial Statements                                 12

Part III

1.   Index to Exhibits                                         12

2.   Description of Exhibits                                   12

                             PART I

                ITEM 1.  DESCRIPTION OF BUSINESS

General

     Ozolutions Inc. is a Delaware corporation engaged in the business of distributing ozone water treatment systems. Ozolutions has an exclusive distributorship agreement with Hankin Ozone Systems Limited, a Canadian corporation, which allows us to market and sell the complete range of Hankin water treatment products in Mexico and the Caribbean Zone. In addition, Ozolutions has an exclusive agreement to market in the Province of Ontario, Canada, a new compact ozone power generator called the OzoTitan, which can be used by consumers and smaller commercial and institutional customers to purify water.

      Under our distribution agreements for Mexico and the Caribbean Zone, we receive a commission for completed sales. In Ontario we are entitled to purchase from Hankin the OzoTitan and related products at Hankin's established prices, which are no higher than prices to other distributors, and we resell the product to end users at a mark-up.

     We began our marketing efforts in Mexico and the Caribbean Zone in July 2000, and are considering eight potential water treatment projects in Mexico and the Caribbean Zone. We expect to commence a marketing program for the OzoTitan in Ontario in September 2000. We have yet to realize any revenue from sale of water treatment systems, but we project we will complete sales of our first systems before the end of March 2001.

     Ozolutions was formed as a Delaware corporation in January 1996 under the name "Unipak Process, Inc." as a subsidiary of Aban Hytek, Inc. ("AHI"). It received certain assets of AHI for its stock and the stock was spun-off to the stockholders of AHI in connection with a business reorganization between AHI and an unrelated party. In October 1999, Ozolutions changed its name to Rico Resources 1999, Inc., in connection with its plan at that time to engage in the business of developing a gold mining prospect in Costa Rica. This business endeavor was abandoned based on management's determination that the project was not viable. In June 2000, Ozolutions acquired marketing rights to the products of Hankin from 1421209 Ontario Limited for 8,000,000 shares of Ozolutions common stock, or approximately 42% of the outstanding shares, CDN$25,000 paid at closing, and USD$1,000,000, of which $550,000 is payable on the earlier of 60 days following the establishment of a public market in Ozolutions common stock or November 21, 2000, $250,000 on the earlier of 150 days following the establishment of a public market in Ozolutions common stock or April 21, 2001, and $200,000 on the earlier of 180 days following the establishment of a public market in Ozolutions common stock or August 21, 2001. In connection with the acquisition, we changed our name to Ozolutions Inc.

     Ozolutions' offices are located at 30 Denver Crescent, Suite
200, Toronto, Ontario, Canada M2J 1G8, where our telephone number is (416) 490-0254.

Our Distributorship

      In Mexico and the Caribbean Zone Ozolutions is entitled to market on an exclusive basis Hankin ozone generating equipment systems used for water treatment in various applications. Each distribution agreement is for a term of three years and is renewable for two additional three year terms subject to Ozolutions obtaining in each territory at least CDN$1,000,000 of sales in each term. We are required to use our best efforts to procure orders in the territories and to maintain a sales force commensurate with the sale of CDN$1,000,000 or more in each territory. Each order or contract for purchase of a Hankin system must be submitted to Hankin for final pricing and approval, and we receive a commission on the final contract price. Our commission is 10% of the first CDN$100,000 of the contract price, 7.5% of the next CDN$100,000, 6% of the next CDN$300,000, 2% of the next CDN$500,000, and 1% of any remaining amount.

      In Ontario, Canada Ozolutions is the exclusive distributor for Hankin's Point of Use and Point of Entry water treatment units, which are referred to as the OzoTitan, and related products. This distribution agreement is for a term of three years and is renewable for two additional three-year terms without minimum sale requirements. We are required to use our best efforts to procure orders in the territories and to maintain a sales force for that purpose. Under the agreement we purchase the OzoTitan and related products from Hankin at published prices to all distributors and, if there are no published prices, at prices no higher than those charged other distributors. We resell the product to end users at a mark-up of between 40% and 65%.

Hankin Products

      Hankin offers a wide range of ozone process equipment for use in treating water for recreational, industrial, municipal and other commercial applications. These would include swimming and wave pool facilities, treatment of industrial effluent, treatment of cooling tower water, municipal water treatment, purification of drinking water, and bottled water purification. The equipment consists of modules or component parts that can be configured to meet the specific treatment needs of the customer. In unusual applications, Hankin can design custom systems for the customer. The price for ozone process systems range from CDN$3,900 for smaller turnkey systems to CDN$300,000 for larger systems.

      The OzoTitan is the latest in a long line of efficient, dependable and easy to use ozone generators from Hankin. It incorporates the latest electronics and semi-conductor technology integrated with a dielectric assembly to provide a low-cost, high efficiency ozone generator. Perhaps the most significant feature of the OzoTitan is its great versatility. Due to its size, weight and energy consumption, it can be used in almost any of the following applications.

-    Small bottled water systems
-    Cooling water treatment
-    Laboratory use
-    Ultra pure water
-    Residential/cottage use

      The OzoTitan comes cabinet mounted with connections in the rear of the unit. Controls are front panel mounted for easy access. Electrical components are maintained at a cool operating temperature by a cabinet mounted fan. Tubing and fittings in contact with ozonated gas are constructed of glass, 316 stainless steel or Teflon.

      Hankin has been engaged in the business of designing, manufacturing, and selling ozone generating equipment systems since 1972. It is a publicly-held Canada corporation with total sales for the fiscal years ended September 30, 1999 and 1998 of CDN$13,662,896 and CDN$11,115,436, respectively.

Marketing Strategy

     Ozolutions intends to market Hankin systems in Mexico and the Caribbean Zone primarily to national, state, and local governmental units and municipalities as a solution for their water treatment needs. These marketing efforts will be undertaken primarily by management and through independent contractors and consultants. We are now establishing our independent contractors in Mexico and the Caribbean Zone and are pursuing directly contacts with government officials responsible for water projects. These efforts have resulted in the identification of sales opportunities in food processing, water bottling, hotels, hospitals, and industrial cooling towers.

     Historically, ozone based water treatment products were only available to medium and larger sized municipal, industrial and institutional users. The OzoTitan has the potential to increase greatly the number of units sold because it opens the market to consumers and smaller commercial and institutional customers. Since June 2000, we have been developing a dealer network in Ontario of independent contractors to promote the OzoTitan for use in home and small industrial applications.

      Ozolutions has engaged two consultants to assist with the development of our marketing effort. Edward G. Deans will assist us with the development of the market in Mexico and the Caribbean Zone under a consulting agreement that pays to him a fee of $90,000 per year over the three-year term of the agreement. Either party may cancel the agreement after the first year on six months prior notice to the other. Ronald L. Larocque & Associates Ltd. will provide at least six hours per month of marketing and business development services to Ozolutions for $12,000 payable over the one-year term of the consulting agreement. Additional services may be rendered at the rate of $175 per hour.

Competition

      Hankin products compete with similar products manufactured by other multi-national companies, many of which have greater financial and marketing resources than Ozolutions. These companies are pursuing the market for water treatment solutions in areas, such as Mexico and the Caribbean Zone, where there is a growing need for water treatment facilities. We believe we can compete with these companies based on price and product performance.

Government Regulation

      Ozolutions sales activity in various countries may be subject to local business licensing requirements, to the extent such requirements exist in a given country. We do not believe these licensing requirements represent a significant barrier to our distribution business. Generally, on sale of Hankin products in various countries Hankin is responsible for complying with any import and installation regulations applicable to the systems sold. The adoption of NAFTA several years ago has removed any significant barriers to the importation of Hankin products in the countries where we are pursuing our sales efforts.

Employees

     As of June 30, 2000, Ozolutions employed a total of three persons, including two executives and one clerical employee. None of the its employees is represented by a labor union. Ozolutions has experienced no work stoppages and believes that its relations with its employees are good.

    ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
                            OPERATION

Plan of Operation

     Ozolutions believes its general, selling and administrative expenses over the next year will be approximately $255,000. As we are a distributor for Hankin products, product is shipped by Hankin against purchase orders we place either directly to the end user or to us for delivery to the end user. Accordingly, we do not require any significant amount of capital for inventory or facilities required to maintain and distribute inventory.

     Ozolutions is required to make a payment of USD$550,000 to 1421209 Ontario Limited no later than November 21, 2000, as part of the purchase price for the distribution rights it acquired form Ontario Limited. Additional payments of USD$250,000 and USD$200,000 are due no later than April 21, 2001 and August
21, 2001.

     Following the filing of this registration statement and assuming a public market for our common stock develops, Ozolutions intends to seek debt or equity financing from sources yet to be identified to fund its operations. In this regard, Ontario Limited has agreed to loan to Ozolutions USD$300,000 to finance a portion of the purchase price at the time Ontario Limited receives its first payment from us under a note due in two years bearing interest at an annual rate of 6.5%.

     Until Ozolutions receives outside financing to fund its capital commitments, its operations will be limited to those that can be effected through its officers, directors and consultants. These persons have verbally agreed to defer payment of compensation from Ozolutions until revenue generated from sales of product and financing from outside sources provides sufficient working capital to fund operations and payment of their compensation.

Forward-Looking Statements

     The Private Securities Litigation Reform Act of 1985 provides a safe harbor for forward-looking statements made by Ozolutions, except where such statements are made in connection with an initial public offering. All statements, other than statements of historical fact, which address activities, actions, goals, prospects, or new developments that Ozolutions expects or anticipates will or may occur in the future, including such things as expansion and growth of its operations and other such matters are forward-looking statements. Any one or a combination of factors could materially affect Ozolutions' operations and financial condition. These factors include competitive pressures, success or failure of marketing programs, changes in pricing and availability of services and products offered to members, legal and regulatory initiatives affecting member marketing and rebate programs or long distance service, and conditions in the capital markets. Forward-looking statements made by Ozolutions are based on knowledge of its business and the environment in which it operates as of the date of this report. Because of the factors listed above, as well as other factors beyond its control, actual results may differ from those in the forward-looking statements.

               ITEM 3.  DESCRIPTION OF PROPERTIES

     The Company uses offices at 30 Denver Crescent, Suite 200,
Toronto, Ontario, Canada M2J 1G8, provided by one of its officer and director at no charge.

  ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                           MANAGEMENT

     The following table sets forth as of July 31, 2000, the number and percentage of the outstanding shares of common stock which, according to the information supplied to Ozolutions, were beneficially owned by (i) each person who is currently a director, (ii) each executive officer, (iii) all current directors and executive officers as a group and (iv) each person who, to the knowledge of Ozolutions, is the beneficial owner of more than 5% of the outstanding common stock. Except as otherwise indicated, the persons named in the table have sole voting and dispositive power with respect to all shares beneficially owned, subject to community property laws where applicable.

                               Amount and Nature of Beneficial
                                          Ownership

                                   Common           Percent
Name and Address                   Shares          of Class

1421209 Ontario Limited (1)      8,000,000           42.1
134 Melrose Avenue
Toronto, Ontario CN M5M 1Y7

Max Weissengruber (2)                0                 0
30 Denver Crescent, Suite 200
Toronto, Ontario, CN M2J 1G8

James A. Clemenger (2)               0                 0
53 Duggan Avenue
Toronto, Ontario, CN M4V 1Y1

Dennis P. Caplice (2)                0                 0
1210 Don Mills Road, #125
Toronto, Ontario, CN M3B 3N1

All Executive officers and           0                 0
Directors  as a  Group  (3 persons)
________________________________

(1) Carl Lavoie is the sole owner of 1421209 Ontario Limited. From 1991 to the present, Mr. Lavoie has served as a Director of Financial Services with CB Richard Ellis Limited of Toronto, Ontario, where he has provided commercial mortgage and real estate transaction development and consulting services.

(2) These persons are all of the directors and executive officers of Ozolutions.

  ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
                             PERSONS

Directors and Officers

     The following table sets forth the names, ages, and positions with Ozolutions for each of the directors and officers.

Name                Age  Positions (1)                        Since

Max Weissengruber   62   President and Director             April 2000
James A. Clemenger  44   Secretary, Treasurer and Director  April 2000
Dennis P. Caplice   64   Director                           April 2000

     All directors hold office until the next annual meeting of stockholders and until their successors are elected and qualify.
Officers serve at the discretion of the Board of Directors.

     The following is information on the business experience of each director and officer.

     Max Weissengruber has been a Managing Partner with Acris Partners of Toronto, Ontario for the past seven years. Acris partners is engaged in the business of conducting employee surveys and developing marketing communications materials and customized training packages.

     James A. Clemenger has been employed since November 1999 as a Sales Manager for Dynamex of Toronto, Ontario, where he is responsible for marketing sales programs for a specialized high priority courier service. From May 1997 to October 1999, he provided consulting services to MacLeod Trading Inc. on Latin America trading opportunities and development of product distribution strategies. Mr. Clemenger was Consul and Trade Commissioner for the Colombian Government trade Bureau in Toronto form June 1991 through October 1996 where he was responsible for promoting expansion of Colombian goods and services exports to Canada. He earned a Masters of Business Administration from the University of Western Ontario in 1995.

     Dennis Caplice has been retired since 1992 from his position of Deputy Minister of Government Services for the Province of Ontario, where he was responsible for common services, purchasing, and land and buildings for the Government of Ontario. He is formally a director and President of the Pollution
Control Association of Ontario, a former board member of the International Joint Commission's Water Quality Advisory Board (US/Canada boundary waters), and is a member of the Professional Engineers Organization of Ontario. Mr. Caplice earned a Masters of Science in Sanitary Engineering from the University of Toronto in 1961.

                 ITEM 6.  EXECUTIVE COMPENSATION

     No executive compensation was paid to any officer of Ozolutions during the year ended December 31, 1999, or from that date to the present. Each of the current executive officers have agreed to defer any compensation until Ozolutions obtains sufficient capital from operations or outside sources to cover compensation expenses.

     ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     There are no proposed transactions and no transactions during the past two years to which the Company was a party and in which any current officer, director, or principal stockholder, or their affiliates or associates, was also a party.

               ITEM 8.  DESCRIPTION OF SECURITIES

     The authorized capitalization of Ozolutions consists of 50,000,000 shares of common stock, par value $0.001, of which 18,999,133 shares are outstanding. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of all common stock outstanding entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefor. Upon the liquidation, dissolution or winding up of Ozolutions, the holders of all shares of common stock are entitled to receive ratably the net assets of Ozolutions available after the payment of all debts and other liabilities. Holders of common stock have no preemptive, subscription, redemption or conversion rights.

     The Securities Exchange Act of 1934 and regulations promulgated thereunder place restrictions on trading activities in "penny stocks." Penny stocks are defined as equity securities priced under $5.00, which are not listed for trading on a national exchange or Nasdaq and are securities of issuers with a net tangible book value less than $2,000,000 (if in business for three years), a net tangible book value less than $5,000,000 (if in business less than three years), and average annual revenues less than $6,000,000 for the prior three years. Under this definition, the common stock of Ozolutions may very well be a penny stock if a trading market develops. Brokers dealing in penny stocks are subject to special rules of disclosure to their clients regarding the risks of penny stock transactions, current market price, and trading activity and compensation to the broker. In addition, brokers are required to determine the suitability of penny stock transactions for each of their clients and obtain from each client written consent to participation in penny stock transactions. These regulatory burdens discourage a number of brokers from becoming involved in a security until it is no longer a penny stock, which may adversely affect the depth and liquidity of any future market in the common stock of Ozolutions.

                             PART II

   ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
          COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

      From the date of inception to the date of this registration statement there has been no public trading market for Ozolutions' common stock. Following the filing of this registration statement, Ozolutions will seek out one or more stock brokerage firms to make a market in our stock and submit an application for quotation of our common stock on the OTC Bulletin Board. There is no assurance that a trading market in the common stock will be established in the future.

      Since its inception, no dividends have been paid on our common stock. Ozolutions intends to retain any earnings for use in its business activities, so it is not expected that any dividends on the common stock will be declared and paid in the foreseeable future.

      On July 31, 2000, there were 1,530 holders of record of the Company's Common Stock.

                   ITEM 2.  LEGAL PROCEEDINGS

     Ozolutions  is  not  a party to any material  pending  legal
proceedings,  and  to  the  best  of  our  knowledge,   no   such
proceedings by or against Ozolutions have been threatened.

     ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     There  have  been  no  changes  in  or  disagreements   with
accountants since the Company's organization.

        ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

     Under the Asset Purchase Agreement dated June 21, 2000, between Ozolutions and 1421209 Ontario Limited, Ozolutions issued to Ontario Limited 8,000,000 shares of common stock to acquire all of Ontario Limited's distribution rights to Hankin products. These shares were issued in reliance on the exemptions from registration under Sections 3(b) and/or 4(2) of the Securities Act of 1933, and the safe harbor from registration provided in Regulation S. No broker was involved in the transaction and no commissions were paid to any person.

       ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     As permitted by the Delaware General Corporation Law, Ozolutions' Certificate of Incorporation provides that no director or officer shall have any liability to Ozolutions or its stockholders for monetary damages except: (1) to the extent that it is provided that the person actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property or services actually received, or (2) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. Ozolutions' Bylaws provide that it shall indemnify and advance expenses to its officers and directors with respect to liabilities arising form their service to Ozolutions. However, nothing in the Certificate of Incorporation or Bylaws of Ozolutions protects or indemnifies a director, officer, employee or agent against any liability to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

                            PART F/S
                      FINANCIAL STATEMENTS

      The financial statements of Ozolutions appear at the end of this registration statement beginning with the Index to Financial
Statements on page 14.

                            PART III

                   ITEM 1.  INDEX TO EXHIBITS
                ITEM 2.  DESCRIPTION OF EXHIBITS

     Copies of the following documents are included as exhibits to this report.

Exhibit  Form 1-A   Title of Document
  No.    Ref. No.

   1        (2)     Certificate of Incorporation, as amended

   2        (2)     By-Laws

   3        (6)     Asset  Purchase  Agreement dated  June  21,
                    2000

   4        (6)     Assignment of Contract - Mexico

   5        (6)     Assignment of Contract - Caribbean

   6        (6)     Assignment of Contract - Ontario

   7        (6)     Loan Agreement dated June 21, 2000

   8        (6)     Consulting Agreement - Edward G. Deans

   9        (6)     Consulting  Agreement  -  R.L.  Larocque  &
                    Associates
   10      (15)     Financial Data Schedules

                           SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                   OZOLUTIONS, INC.


Date: August  7,  2000             By:   /s/   Max Weissengruber, President

     In accordance with the Exchange Act, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


Dated: August 7, 2000          /s/ Max Weissengruber, Chief Executive Officer
                                   and Director


Dated: August 7, 2000          /s/ James A. Clemenger, Chief Financial Officer
                                   and Director


Dated: August 12, 2000         /s/ Dennis P. Caplice, Director

                        OZOLUTIONS, INC.

                  Index to Financial Statements

Report of Independent Accountants                         15

Balance Sheets as of June 30, 2000 and December 31, 1999  16

Statements of Changes in Stockholders' Equity (Deficit)
for the period from inception December 31, 1999
and June 30, 2000                                         17

Statements of Operations for the period from inception
To June 30, 2000, for the six-month period ended June
30, 2000, and from Inception to December 31, 1999         18

Statements of Cash Flows for the period from inception
to December 31, 1999 and June 30, 2000, and for the
six-month period ended June 30, 2000                      19

Notes to Financial Statements                             20

Rotenberg & Company, LLP
Certified Public Accountants & Consultants
500 First Federal Plaza, Rochester, N.Y. 14614
(716) 546-1158      Fax (716) 546-2943


                    INDEPENDENT AUDITORS' REPORT



To the Board of Directors
  and Stockholders
Ozolutions, Inc.
Toronto, Ontario, Canada


       We have audited the accompanying balance sheets of Ozolutions, Inc. (A Delaware Corporation) as of June 30, 2000 and December 31, 1999, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the period from the date of inception (January 10, 1996) to December 31, 1999 and June 30, 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ozolutions, Inc. as of June 30, 2000 and December 31 1999, and the results of its operations and its cash flows for the period from the date of inception (January 10, 1996) to December 31, 1999 and June 30, 2000, in conformity with generally accepted accounting principles.




Rotenberg & Company, LLP


Rochester, New York
  July 13, 2000

OZOLUTIONS, INC.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Toronto, Ontario, Canada

BALANCE SHEETS

                                              June  30,   December 31,
                                                 2000         1999

ASSETS

Cash  and  Cash  Equivalents               $        -      $      -
Contracts                                   1,025,217             -

Total Assets                              $ 1,025,217      $      -

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities
Due to 1421209 Ontario Limited -
   Due Within One Year                    $   500,000      $      -
Due to Stockholder                             21,883            50
Loan Payable - 1421209 Ontario Limited        300,000             -

Total  Current Liabilities                    821,883            50

Other Liabilities
Due to 1421209 Ontario Limited -
  Due After One Year                          200,000             -
Total Liabilities                           1,021,883            50

Stockholders' Equity (Deficit)
Common  Stock:  $.001 Par; 50,000,000
  Shares Authorized  June  30, 2000,
  20,000,000 Shares Authorized December
  31, 1999; 18,999,133 Issued and
  Outstanding at June 30, 2000 and
  December 31, 1999                           18,999         10,999
Additional   Paid-in  Capital                 17,217              -
Deficit  Accumulated During Development
  Stage                                      (32,882)       (11,049)

Total  Stockholders' Equity (Deficit)          3,334            (50)
Total  Liabilities  and Stockholders'
  Equity  (Deficit)                    $   1,026,217       $      -

The accompanying notes are an integral part of this financial statement.

OZOLUTIONS, INC.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Toronto, Ontario, Canada

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) FOR THE PERIOD FROM THE DATE OF INCEPTION (JANUARY 10, 1996) TO DECEMBER 31,1999 AND JUNE 30,2000

                                                         Deficit
                                                       Accumulated
                                          Additional    During
               Number     Par   Common     Paid  In    Developing  Stockholders'
              of Shares  Value   Stock     Capital        Stage      Deficit

Balance -
January 10, 1996      - $    -   $    -    $    -     $      -       $    -

Common Stock  10,999,133  0.001  10,999         -            -       10,999

Net Loss for the
 Period               -      -        -         -      (11,049)     (11,049)

Balance - December
 31,1999     10,999,133   0.00   10,999         -      (11,049)         (50)

Common Stock  8,000,000  0.001    8,000    17,217            -       25,217

Net Loss for
  the Period          -      -        -         -      (21,833)     (21,833)

Balance - June
 30, 2000    18,999,133 $0.001  $18,999   $17,217     $(32,882)    $  3,334

The accompanying notes are an integral part of this financial statement.

OZOLUTIONS, INC.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Toronto, Ontario, Canada

STATEMENTS OF OPERATIONS FOR THE PERIOD FROM THE DATE OF INCEPTION (JANUARY 10, 1996) TO DECEMBER 31,1999 AND JUNE 30,2000 AND FOR THE SIX MONTHS ENDED JUNE 30,2000

                               Inception to   Six Months Ended   Inception to
                              June 30, 2000     June 30, 2000  December31, 1999

Revenues                        $     -           $     -         $     -

Expenses
Organization Costs               11,049                 -          11,049
Professional Fees                16,333            16,333               -
Transfer Agent Fees               5,500             5,500               -

Total Expenses                   32,882            21,833          11,049
Net Loss for the Period        $(32,882)         $(21,833)       $(11,049)
Weighted Average Outstanding
  Shares                     18,999,133        18,999,133      10,999,133
Earnings (loss) per Share -
  Basic  and  Diluted          $(0.0017)         $(0.0011)      $ (0.0010)

The accompanying notes are an integral part of this financial statement.

OZOLUTIONS, INC.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Toronto, Ontario, Canada

STATEMENTS OF CASH FLOWS FOR THE PERIOD FROM THE DATE OF INCEPTION (JANUARY 10, 1996) TO DECEMBER 31,1999 AND JUNE 30,2000 AND FOR THE SIX MONTHS ENDED JUNE 30,2000

                                Inception to                    Inception to
                                  June 30,    Six Months Ended   December 31,
                                   2000         June 30, 2000       1999
Cash Flows from Operating Activities
Net Loss for the Period         $ (32,882)      $ (21,833)       $ (11,049)

Changes in Assets and Liabilities:
Contracts                      (1,025,217)     (1,025,217)               -
Due to Ontario Limited            700,000         700,000                -
Due to Stockholder                 21,883          21,833               50
Loan Payable - Ontario Limited    300,000         300,000                -

Net Cash Flows from Operating
  Activities                     (36,216)         (25,217)         (10,999)

Cash Flows from Investing
  Activities                           -                -                -

Cash Flows from Financing Activities
Paid-in Capital                   17,217           17,217                -
Proceeds from Common Stock        18,999            8,000           10,999

Not Cash Flows from Financing
  Activities                      36,216           25,217           10,999

Net Increase in Cash and
  Cash Equivalents                     -                -                -

Cash and Cash Equivalents -
  Beginning of Period                  -                -                -

Cash and Cash Equivalents -
  End of Period                  $     -          $     -           $    -

The accompanying notes are an integral part of this financial statement.

OZOLUTIONS, INC.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Toronto, Ontario, Canada

NOTES TO FINANCIAL STATEMENTS

Note A - The Company
The company was incorporated under the laws of the state of Delaware on January 10, 1996 as Unipack Process, Inc. The name of the company was changed to Rico Resources 1999, Inc. on October 22, 1999. On April 12, 2000 a Certificate of Amendment was filed with the Secretary of the State of Delaware changing the name to Ozolutions, Inc. The company increased the number of authorized shares of common stock from 20,000,000 to 50,000,000 shares of $.001 par value common stock. The company's principal office is located in Toronto, Ontario, Canada.

Scope of Business
At the present time the company is in the development stage and does not provide any product or service. The company intends to be an international marketer and distributor of water purification systems using ozone technology. The markets the company will target are Mexico, Caribbean, and Ontario, Canada.

The company's future success is dependent upon its ability to raise sufficient capital in order to continue to develop its market for its services. There is no guarantee that such capital will be available on acceptable terms, if at all.

Purchase of Business
The company purchased the exclusive marketing rights to distribute "Hankin Atlas Ozone Systems" products in Canada and Mexico from
1421209 Ontario Limited. The purchase price was for One Million ($1,000,000) Dollars, U.S, Twenty-five Thousand ($25,000) Dollars, Canadian, and the issue of Eight Million (8,000,000) common shares of Ozolutions, Inc. The Twenty-five Thousand ($25,000) Dollars Canadian is a non-refundable deposit paid to the Solicitors in trust for 1421209 Ontario Limited. The sum of Five Hundred and Fifty Thousand ($550,000) Dollars, U.S. and the delivery of Eight Million (8,000,000) common shares of stock are payable on or before the sixtieth (601h ) day following the qualification for trading of the Ozolutions, Inc. common shares on a recognized United States Securities Exchange, but in no case later than November 21, 2000. The sum of Two Hundred and Fifty Thousand ($250,000) Dollars, U.S. is payable on or before the one hundred fiftieth (1501h) day following the qualifications for trading of the Ozolutions, Inc. common shares on a recognized United States Securities Exchange, but in no case later than April 21, 2001. The remainder of the purchase price for Two Hundred Thousand ($200,000) Dollars, U.S. is payable on or before the expiration of one hundred eighty days after the shares of Ozolutions, Inc. have been qualified for trading on a recognized United States Securities Exchange, but in no case later than August 21, 2001.

Note B - Summary of Significant Accounting Policies Method of Accounting The company maintains its books and prepares its financial statements on the accrual basis of accounting.

continued -

OZOLUTIONS, INC.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Toronto, Ontario, Canada

NOTES TO FINANCIAL STATEMENTS

Note B - Summary of Significant Accounting Policies - continued

Development Stage
The company has operated as a development stage enterprise since its inception by devoting substantially all of its efforts to financial planning, raising capital, research and development, and developing markets for its services. The company prepares its financial statements in accordance with the requirements of Statement of Financial Accounting Standards No. 7, Accounting and Reporting by Development Stage Enterprises.

Earnings (Loss) Per Common Share
Earnings (loss) per common share is computed in accordance with SFAS No. 128, "Earnings Per Share," by dividing income available to common stockholders by weighted average number of common shares outstanding for each period.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results can differ from those estimates.

Organizational Expenses
Organizational expenses represent management, consulting, legal, accounting, and filing fees incurred to date in the formation of the corporation. Organizational costs are expensed as incurred pursuant Statement of Position 98-5 on Reporting on the Costs of Start-Up Activities.

Note C - Stockholders' Equity Common Stock
The company's Securities are not registered under the Securities Act of 1933 and, therefore, no offering may be made which would constitute a "Public Offering" within the meaning of the United States Securities Act of 1933, unless the shares are registered pursuant to an effective registration statement under the Act.

The stockholders may not sell, transfer, pledge or otherwise dispose of the common shares of the company in the absence of either an effective registration statement covering said shares under the 1933 Act and relevant state securities laws, or an opinion of counsel that registration is not required under the Act or under the securities laws of any such state.

Initial Capitalization
The company had all of its organizational costs paid by the shareholders. The shareholders paid $10,999 for these services for which they received 10,999,133 shares of the company's common stock.

Shares Issued in Connection with the Purchase of the Business
The company issued Eight Million (8,000,000) Shares of common stock as part of the purchase of the business. See Note A for details.

OZOLUTIONS, INC.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Toronto, Ontario, Canada

NOTES TO FINANCIAL STATEMENTS

Note D - Loan Agreement
The company signed a loan agreement on June 21, 2000 with 1421209 Ontario Limited for Three Hundred Thousand ($300,000) Dollars, U.S. to finance a portion of the purchase price. The loan is payable quarterly in arrears with an interest rate of Six and One-Half Percent (6.5 %) per annum, and is payable in full in two (2) years.

Note E - Subsequent Event
The company signed a consulting agreement on July 1, 2000. The consulting services consist of managerial services, advising on production, distribution, sales and promotion, labor negotiations, contract negotiations, financial services, and such other consulting services as the company and consultant agree upon. The agreement is in effect September 1, 2000 through August 31, 2001 with an annual fee of Ninety Thousand ($90,000) Dollars, U.S.

Note F - Related Party Transactions
The expenses of Ozolutions, Inc. have been paid on behalf of one of the stockholders, therefore a Due to Stockholder account has been set up. The balance for the period from inception (January 10, 1996) to June 30, 2000 and December 31, 1999 is $21,883 and
$50, respectively.